

February 15, 2012

Terry Heimes
Chief Financial Officer
Nelnet, Inc.
121 South 13th Street, Suite 201
Lincoln, NE 68508

    Re: Nelnet, Inc.
              Form 10-K for the Fiscal Year ended December 31, 2010
              Filed March 3, 2011
              Form 10-Q for the Quarter ended September 30, 2011
              Filed November 8, 2011
              Response dated December 21, 2011
              File No. 001-31924

Dear Mr. Heimes:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                           /s/ Sharon Blume

                           Sharon Blume
                           Assistant Chief Accountant